                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                                   Celanese AG
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Ordinary Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    D1497A101
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                    Chinh Chu
                              The Blackstone Group
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000
                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    This Amendment No. 8 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 24, 2003 (as it may be amended from time to time, the "Schedule 13D") with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the "Company"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 8 shall have the same respective meanings herein as are ascribed to such terms in the
Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

    Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Domination Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition GmbH & Co. KG ("BCP Crystal"), as the dominating company, and Celanese AG, as the dominated company, as previously described in Amendment 7 to the Schedule 13D filed with the SEC on June 23, 2004 (the "Amendment 7"), filed as an exhibit to this Amendment, is incorporated herein by reference.

The Letter of Support, which was issued by BCP Caylux Holdings Luxembourg S.C.A. ("BCP Luxembourg") on June 22, 2004, as previously described in Amendment 7, incorporated by reference as an exhibit to this Amendment, is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 4 of this Amendment is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

13. English translation of the Domination Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition GmbH & Co. KG, as the dominating company, and Celanese AG, as the dominated company.

14. English translation of the Letter of Support, issued on June 22, 2004 by BCP Caylux Holdings Luxembourg S.C.A., which was filed as Exhibit 99.3 to the Schedule TO filed with the Securities and Exchange Commission by BCP Crystal Acquisition GmbH & Co. KG and certain other entities on June 25, 2004, is hereby incorporated by reference.

AT THE TIME THE MANDATORY COMPENSATION OFFER DESCRIBED ABOVE IS COMMENCED, ASSUMING THE U.S. TENDER RULES APPLY TO THE TRANSACTION, BCP CRYSTAL WILL FILE A TENDER OFFER STATEMENT WITH THE SEC WITH RESPECT TO THE MANDATORY COMPENSATION OFFER AND CELANESE AG WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 WITH RESPECT TO THE MANDATORY COMPENSATION OFFER. CELANESE AG SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER RELEVANT DOCUMENTS REGARDING THE MANDATORY COMPENSATION OFFER FILED BY BCP CRYSTAL OR CELANESE AG, AS THE CASE MAY BE, WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CELANESE AG SHAREHOLDERS WILL BE ABLE TO RECEIVE THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. CELANESE AG SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN DOCUMENTS FILED BY BCP CRYSTAL IN CONNECTION WITH THE MANDATORY COMPENSATION OFFER FREE OF CHARGE FROM BCP CRYSTAL AND DOCUMENTS FILED BY CELANESE AG IN

CONNECTION WITH THE MANDATORY COMPENSATION OFFER FREE OF CHARGE FROM CELANESE AG. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CELANESE AG.

NO VOTE OR CONSENT OF ANY SHAREHOLDER IS BEING SOUGHT OR SOLICITED HEREBY. BCP CRYSTAL HAS APPROVED THE DOMINATION AGREEMENT AND HAS AGREED TO VOTE IN FAVOR OF APPROVAL OF A SHAREHOLDERS RESOLUTION APPROVING THE DOMINATION AGREEMENT AT THE EXTRAORDINARY GENERAL MEETING. APPROVAL OF SUCH RESOLUTION DOES NOT REQUIRE THE VOTE OR CONSENT OF ANY OTHER SHAREHOLDER, AND NO SUCH VOTE OR CONSENT IS BEING SOUGHT OR REQUESTED. THIS DOCUMENT IS MERELY A NOTIFICATION OF THE EXTRAORDINARY GENERAL MEETING BEING PROVIDED FOR THE INFORMATION OF OTHER SHAREHOLDERS PURSUANT TO THE REQUIREMENTS OF GERMAN LAW.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. NONE OF THE TRANSACTIONS CONTEMPLATED HEREBY HAS BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. NO SECURITIES REFERRED TO HEREIN MAY BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON ABSENT REGISTRATION UNDER SUCH ACT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 25, 2004                    BCP CRYSTAL ACQUISITION GMBH & CO. KG
                                        By: /s/ Chinh Chu
                                        ----------------------------------------
                                        Name: Chinh Chu
                                        Title: Authorized Person

                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

13. English translation of the Domination Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition GmbH & Co. KG, as the dominating company, and Celanese AG, as the dominated company.

14. English translation of the Letter of Support, issued on June 22, 2004 by BCP Caylux Holdings Luxembourg S.C.A., which was filed as
               Exhibit 99.3 to the Schedule TO filed with the Securities and Exchange Commission by BCP Crystal Acquisition GmbH & Co. KG and certain other entities on June 25, 2004, is hereby incorporated by reference.